Exhibit 21.1
Subsidiaries Of Green Dot Corporation

Subsidiary	State or Other Jurisdiction of Formation
AccountNow, Inc.	Delaware
AccountNow Services, Inc.	Delaware
Ready Financial Group, Inc.	Idaho
National Consumer Credit Corporation	Delaware
ReadyNow Mobile, Inc.	Delaware
nFinanSe Payments Inc.	Nevada
NFSE LLC	Delaware
Achieve Financial Services, LLC	Delaware
Green Dot Bank	Utah
Green Dot (Shanghai) Software Technology Co., Ltd.	People's Republic of China
Insight Card Services, LLC	Alabama
Simply Paid, LLC	Delaware
SBBT Holdings, LLC	Delaware
Santa Barbara Tax Products Group, LLC	Delaware
SD Financial Services, LLC	Delaware